                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               _________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION STATEMENT FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)

                            SS&C Technologies, Inc.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  85227Q 10 0
                                  -----------
                                 (CUSIP Number)

                               _________________

                        AMENDMENT NO. 1 TO SCHEDULE 13G

CUSIP No. 85227Q 10 0                                        Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Person

     William C. Stone

     I.R.S. Identification Number of Above Persons (Entities Only)

     Not Applicable

____________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group             (a)  [  ]

     Not Applicable                                               (b)  [  ]

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With:

5.   Sole Voting Power

      4,514,680 shares

____________________________________________________________________________

6.   Shared Voting Power

     0 shares

____________________________________________________________________________

CUSIP No.  85227Q 10 0                                       Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     4,514,680 shares

____________________________________________________________________________

8.   Shared Dispositive Power

     0 shares

____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Reporting Person

     4,514,680 shares

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

     Not Applicable

____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9

     32.7%

____________________________________________________________________________

12.  Type of Reporting Person

     IN

____________________________________________________________________________

CUSIP No.      85227Q 10 0                                        Page 4 of 7
               -----------

                        AMENDMENT NO. 1 TO SCHEDULE 13G


Item 1(a).  Name of Issuer:
            ---------------

     SS&C Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

     Corporate Place
     705 Bloomfield Avenue
     Bloomfield, CT  06002


Item 2(a).  Name of Person Filing:
            ----------------------

     William C. Stone


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

      c/o SS&C Technologies, Inc.
          695 Bloomfield Avenue
          Bloomfield, CT  06002


Item 2(c).  Citizenship:
            ------------

     United States of America


Item 2(d).  Title of Class of Securities:
            -----------------------------

     Common Stock, $.01 par value per share

CUSIP No. 85227Q 10 0                                        Page 5 of 7
          -----------


Item 2(e).  CUSIP Number:
            -------------

     85227Q 10 0


Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
         -------------------------------------------------------------------
         check whether the person filing is a:
         -------------------------------------------------------------------

     Not Applicable


Item 4.  Ownership:
         ----------

     (a)  Amount Beneficially Owned:

          4,514,680 shares

     (b)  Percent of Class:

          32.7%

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 4,514,680 shares

          (ii)   shared power to vote or to direct the vote:

                 0 shares

          (iii)  sole power to dispose or to direct the disposition of:

                 4,514,680 shares

          (iv)   shared power to dispose or to direct the disposition of:

                 0 shares


Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

     Not Applicable

CUSIP No. 85227Q 10 0                                        Page 6 of 7
          -----------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

     Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------------------

     Not Applicable


Item 8.  Identification and Classification of Members of the Group:
         ----------------------------------------------------------

     Not Applicable


Item 9.  Notice of Dissolution of Group:
         -------------------------------

     Not Applicable


Item 10. Certification:
         --------------

     Not Applicable

CUSIP No. 85227Q 10 0                                        Page 7 of 7
          -----------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/ William C. Stone
                                       -------------------------------
Date: January 31, 1998                    William C. Stone